May 13, 2020

VIA EDGAR CORRESPONDENCE

David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	TCW Direct Lending VII LLC
Annual Report on Form 10-K for the
Fiscal Year Ended December 31, 2019
Filed March 16, 2020
File No. 814-01246

Dear Mr. Manion:

On behalf of TCW Direct Lending VII (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission that we received in a telephone conversation with the Staff on May 1, 2020 with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2019 filed on March 16, 2020 (the “Form 10-K”).  For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Form 10-K of the Company.

1.	For Item 1A – Risk Factors, please consider additional disclosure related to the risk of investing in unitranche first out loans.

Response:

The Company has the following risk disclosure in its Form 10-K relating to investing in unitranche first out loans:

Risks of Investing in Unitranche Loans.

Unitranche loans provide leverage levels comparable to a combination of first lien and second lien or subordinated loans, and may rank junior to other debt instruments issued by the portfolio company. Unitranche loans generally allow the borrower to make a large lump sum payment of principal at the end of the loan term, and there is a heightened risk of loss if the borrower is unable to pay the lump sum or refinance the amount owed at maturity. From the perspective of a lender, a unitranche loan may allow the lender to choose to participate in the “first out” tranche, which will generally receive priority with respect to payments of principal, interest and any other amounts due, or to choose to participate only in the “last out” tranche.  The “last out tranche”is generally higher risk because it is paid only after the first out tranche is paid in full, and the borrower may not have sufficient funds to pay both tranches. We may participate in “first out” and “last out” tranches of unitranche loans and make single unitranche loans.

2.	Please confirm in correspondence that the weighted average yield calculation presented in Item 6 Selected Financial Data, includes any instruments that have been placed in non-accrual status.

Response:

The Company confirms that the weighted average yield calculation presented in Item 6, Selected Financial Data, would include income producing investments placed on non-accrual status, if any.  As of December 31, 2019, the Company had no income producing investments that were on non-accrual.

3.	For Item 7A – Quantitative and Qualitative Disclosures About Risk, please confirm the accuracy of the table in this section.

Response:

The Company confirms the accuracy of information presentation under Item 7A, Quantitative and Qualitative Disclosures About Risk.

4.	If any of investments are covenant-lite loans, please add additional risk disclosures.

Response:

The Company did not have covenant-lite loans as of December 31, 2019.  The Company considers “covenant-lite” loans to be those which lack or possess fewer financial covenants that protect lenders.  More specifically, covenant-lite agreements feature incurrence covenants, as opposed to more restrictive maintenance covenants.

Should the Company invest in covenant-lite loans in the future, the Company will add additional disclosures to address the risk associated with such investments.

5.	Please confirm that as of December 31, 2019, no restrictions on resale existed for any investment.

Response:

Certain debt investments held by the Company are subject to contractual restrictions, such as approval of the agent or borrower.  The Company may however, from time to time, acquire equity investments in connection with a restructuring of one or more of its debt investments.  Such equity investments generally are subject to legal and other restrictions on resale.  The aggregate fair value of such equity investments is not considered material relative to the overall value of the Company’s investment portfolio.

The Company will include a footnote disclosure to the Consolidated Schedule of Investments in its future filings to disclose such restrictions.

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We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact James Krause at 213-244-1065 or Kevin Finch at 213-244-0597.

Very truly yours,

/s/ James G. Krause

James G. Krause

cc:	Kevin Finch
Beth Clarke
TCW Direct Lending LLC